Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

April 25, 2006

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-132439

Dear Mr. Schwall:

In response to your letter of comments dated April 25, 2006 and my telephone conference with Donna Levy and Timothy Levenberg, please be advised as follows:

Plan of Distribution

1. Willowtree did not obtain an opinion of counsel licensed in North Carolina. My client and I did speak to individuals at the North Carolina Securities Division after the SB-2 registration statement was declared effective. No blue sky filings were made in any states until after the SB-2 registration statement was declared effective by the SEC. With respect to the original SB-2 registration statement, Willowtree registered the shares for sale in Colorado, Illinois and Georgia. After the filings were made in those states, it was discovered that North Carolina had a provision in its laws (Sec. 78A-63) which required that the shares had to be registered in North Carolina if the sale originated from North Carolina even if no sales were made in North Carolina. Willowtree considered selling the securities from Georgia, where the shares had been registered for sale, or from Nevada, where there was no prohibition against selling share from Nevada (Willowtree's place of incorporation) to residents of other states. This information was discussed with the North Carolina Securities Division, however, North Carolina cautioned that if any act took place in North Carolina which resulted in the sale originating from North Carolina (a call from a cell phone with a North Carolina phone number was cited as an example), Willowtree could be subject to criminal sanctions.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:    Willowtree Advisor, Inc.
          Form SB-2 Registration Statement
          File No. 333-132439
April 25, 2006

Willowtree then examined North Carolina law with respect to registering the shares in North Carolina. Willowtree became aware that North Carolina had a merit review system. One of the merit review issues was that the total expenses of the offering could not exceed 20% of the total amount of the offering [Rule .1307(b)(1) of the North Carolina Securities Act]. In the case of Willowtree, the total offering expenses were $20,000 or 20% of the maximum aggregate offering. Perry R. Boseman, the Director of Registration at the Division of Securities advised me that the foregoing provision could not be waived by the Bureau of Securities. Since the total maximum amount of the offering was $100,000, only in event if Willowtree raised the maximum amount of the offering, would there be compliance with the rule. Ms. Allison, Willowtree= s sole officer and director, believed it would be very difficult for her to raise the maximum amount. Because the maximum amount would in all likelihood not be raised and as a result, Willowtree could not comply with North Carolina law, the shares could not be registered in North Carolina and accordingly, sales could not originate from North Carolina without violating North Carolina law.

Thereafter, it was determined that sales could be made pursuant to Reg. 506 of the Securities Act of 1933. Accordingly, Willowtree's shares were deregistered with the SEC and in Illinois, Colorado and Georgia. In compliance with the terms of Rule 155 and Rule 506, a Form D was filed with the SEC and with the states of North Carolina, Illinois, New Jersey, and Colorado. After the Form Ds were filed, sales were made pursuant to Reg. D and applicable state laws. Thereafter, the current Form SB-2 was filed with the SEC registering shares for sale by the selling shareholders. The shares sold pursuant to the Reg. 506 were covered securities [Section 18(b)(4)(D) of the Securities Act of 1933] and the resale of the shares is the resale of covered securities [Section 18(b)(4)(A) of the Securities Act of 1933] since the sellers are not issuers, underwriters or dealers [Section 4(1) of the Securities Act of 1933] and Willowtree files reports with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934.

Finally, Sec 78A-24(iii) of the North Carolina Securities Act prohibits the sale of any security in the State of North Carolina UNLESS it is a security covered under federal law. The resale of the Willowtree shares is a resale of a federally covered security.

Accordingly, the resale of Willowtree's common stock by its selling shareholders does not violate North Carolina law.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:     Willowtree Advisor, Inc.
          Form SB-2 Registration Statement
          File No. 333-132439
April 25, 2006

Selling Shareholders

2. Each investor executed a subscription agreement. The form of the subscription agreement that each investor executed is filed as Exhibit 99.1. Each subscriber represented in the subscription agreement that he was an accredited investors.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.